FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI, MAHARASHTRA, MUMBAI 400 001
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

YES                   NO   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

YES                   NO   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

YES                   NO   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

                       Item

                       1. Form 6-K dated July 19, 2006 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                    TATA MOTORS LIMITED
                            Dated: July 19, 2006     By: /s/ Hoshang K Sethna
                                             Name :         Hoshang K Sethna
                                             Title:         Company Secretary

                                                                                    Item 1
                                                                 TATA MOTORS LIMITED
                                                                 BOMBAY HOUSE,
                                                                 24, HOMI MODY STREET,
                                                                 MUMBAI 400 001

Board Meeting for consideration of Accounts

A meeting of the Board of Directors of TATA MOTORS LIMITED will be held on Tuesday, July 25, 2006, to consider, inter alia, the Audited Results for the 1st Quarter ended June 30, 2006 of the accounting year 2006-07 in Mumbai.

All statements contained in herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at : debasis.ray@tatamotors.com.